April 16, 2026

Robert Price
Chief Executive Officer
Greenland Energy Company
3400 East Bayaud, Suite 400
Denver, CO 80209

       Re: Greenland Energy Company
           Registration Statement on Form S-1
           Filed April 10, 2026
           File No. 333-294995
Dear Robert Price:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Michael Blankenship